Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,			Year Ended December 31,
	2016		2015	2015	2014	2013	2012	2011
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$5,468		$135,760	$103,756	$242,675	$105,006	$179,140	$148,817
Fixed charges less capitalized interest and preferred dividends	162,788		174,362	229,458	239,844	231,934	242,357	262,978
Distributed income of equity investees	12,366		15,697	21,092	21,866	15,995	17,074	9,586
Equity in losses of equity investees for which charges arise from guarantees	—		—	(197)	(63)	(44)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(108)		(196)	(152)	(273)	(3,069)	(3,729)	(4,158)
Total earnings	$180,514		$325,623	$353,957	$504,049	$349,822	$434,842	$417,223

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$162,788		$174,362	$229,458	$239,844	$231,934	$242,357	$262,978
Capitalized interest	1,553		3,085	4,153	7,246	5,837	2,671	4,955
Preferred dividends (3)	33,669		33,669	44,892	44,892	59,529	68,197	63,020
Total combined fixed charges and preferred dividends	$198,010		$211,116	$278,503	$291,982	$297,300	$313,225	$330,953

Ratio of earnings to combined fixed charges and preferred dividends	—	(4)	1.54	1.27	1.73	1.18	1.39	1.26

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.

(4)	Earnings were inadequate to cover combined fixed charges and preferred dividends for the nine months ended September 30, 2016 by $17,496.